Exhibit 99.1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 10th day of November, 2010.

AMONG:

960347 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (“960347”)

- and -

CANETIC ABC COMMERCIAL TRUST, a trust established under the laws of the Province of Alberta (“ABC Trust”)

- and -

ACCLAIM COMMERCIAL TRUST, a trust established under the laws of the Province of Alberta (“Acclaim Trust”)

- and -

CANETIC RESOURCE PARTNERSHIP, a general partnership established under the laws of the Province of Alberta (“CRP”)

- and -

1566577 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (“AcquisitionCo”)

- and -

PETROFUND ENERGY TRUST, a trust established under the laws of the Province of Alberta (“Petrofund Trust”)

- and -

PENN WEST PROP HOLDCO LTD., a body corporate incorporated under the laws of the Province of Alberta (“PROP Holdco”)

- and -

PENN WEST PROP LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Alberta (“PROP LP”)

- and -

PENN WEST PETROLEUM, a general partnership established under the laws of the Province of Alberta (“PWP”)

- and -

PENN WEST PETROLEUM LTD., a body corporate incorporated under the laws of the Province of Alberta (“PWPL”)

- and -

CANETIC SASKATCHEWAN TRUST, a trust established under the laws of the Province of Alberta (“Sask Trust”)

- and -

STARPOINT COMMERCIAL TRUST, a trust established under the laws of the Province of Alberta (“Starpoint Trust”)

- and -

TROCANA RESOURCES INC., a body corporate incorporated under the laws of the Province of Alberta (“Trocana”)

- and -

PENN WEST ENERGY TRUST, a trust established under the laws of the Province of Alberta (“Penn West Trust”)

- and -

VAULT ENERGY TRUST, a trust established under the laws of the Province of Alberta (“Vault Trust”)

- and -

PETROFUND VENTURES TRUST, a trust established under the laws of the Province of Alberta (“Ventures Trust”)

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units of Penn West Trust;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures of Penn West Trust issued on August 24, 2006.

“7.2% Debentures” means the 7.2% convertible, unsecured, subordinated debentures of Penn West Trust issued on May 2, 2006.

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AcquisitionCo Non-Voting Shares” means the non-voting common shares in the capital of AcquisitionCo.

“AcquisitionCo Shares” means the common shares in the capital of AcquisitionCo.

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof.

“Amalgamation” means the amalgamation of AcquisitionCo, PWPL and 960347 to form New Penn West pursuant to the Arrangement.

“Arrangement” means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, as supplemented, modified or amended.

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on at the Meeting by the Unitholders.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

“Court” means the Court of Queen’s Bench of Alberta.

“Effective Date” means the date on which the Arrangement is effective under the ABCA.

“Effective Time” means 12:01 a.m. on the Effective Date.

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Governmental Entity” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Information Circular” means the information circular and proxy statement to be prepared by Penn West Trust as part of the proxy solicitation materials in respect of the Meeting.

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Meeting” means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

“New Penn West” means the corporation formed on the Amalgamation of AcquisitionCo, PWPL and 960347 in accordance with the Plan of Arrangement.

“New Penn West Shares” means the common shares in the capital of New Penn West.

“NYSE” means the New York Stock Exchange.

“Penn West Parties” means 960347, ABC Trust, Acclaim Trust, CRP, AcquisitionCo, Petrofund Trust, PROP Holdco, PROP LP, PWP, PWPL, Sask Trust, Starpoint Trust, Trocana, Penn West Trust, Vault Trust and Ventures Trust.

“Penn West Trust Indenture” means the trust indenture between the Trustee and PWPL, as amended and restated as of June 30, 2006, as subsequently amended on November 29, 2007, and as further amended or amended and restated from time to time.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof.

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

“Subsidiary Trust Indentures” has the meaning ascribed thereto in the Plan of Arrangement.

“Trustee” means the trustee of Penn West Trust, presently CIBC Mellon Trust Company.

“TSX” means the Toronto Stock Exchange.

“Unitholders” means the holders from time to time of the Units.

“Units” means the trust units of Penn West Trust.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and exhibits are to articles, sections and exhibits of this Agreement.

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include all Persons.

1.6	Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.8	Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

As soon as reasonably practicable, the Penn West Parties shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b)	subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)	structure the Arrangement such that the issuance of AcquisitionCo Non-Voting Shares, AcquisitionCo Shares and New Penn West Shares to Unitholders and such other securities as are issuable pursuant to the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)	subject to fulfillment of the conditions set forth herein, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order, on the dates and at the times set out in the Plan of Arrangement without any further act or formality.

2.2	AcquisitionCo

Penn West Trust has caused AcquisitionCo to be incorporated under the ABCA. Prior to the Effective Time, Penn West Trust shall not permit AcquisitionCo to: (i) issue any additional securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

2.3	Amalgamation

The Penn West Parties covenant and agree that: (i) the Amalgamation shall be carried out at the time and in the manner specified in subsection 3.1(cc) of the Plan of Arrangement; and (ii) the Articles of Amalgamation of New Penn West shall be in substantially the form set forth in Exhibit A to the Plan of Arrangement.

2.4	Completion of Arrangement

The Arrangement shall become effective on the dates and at the times specified in the Plan of Arrangement.

ARTICLE 3

COVENANTS

3.1	Covenants of the Penn West Parties

Each of the Penn West Parties covenants and agrees that it will, to the extent that it is within its power to do so:

(a)	take all reasonable actions necessary and cooperate with the other Penn West Parties to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)	use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	solicit or cause to be solicited proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law and the Penn West Trust Indenture;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Arrangement Resolution by Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(h)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(i)	not, except in the ordinary course of business, as previously publicly announced prior to the date hereof or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person, or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws as the same exist at the date of this Agreement in a manner which might interfere with or be inconsistent with the transactions contemplated by this Agreement;

(k)	take all actions and enter into all such agreements as are necessary to complete and give effect to the transactions contemplated by this Agreement and the Arrangement;

(l)	reserve and authorize for issuance the securities issuable by it, if any, as contemplated in the Plan of Arrangement and cause to be reserved and authorized for issuance the securities issuable by each of the Penn West Parties within its control, if any, as contemplated in the Plan of Arrangement and in respect of any share-based compensation arrangements of such Penn West Party following the Effective Time;

(m)	prior to the Effective Date, make application to list or substitutionally list the New Penn West Shares to be issued and made issuable pursuant to the Arrangement on the TSX and the NYSE, and to list or substitutionally list the 6.5% Debentures and the 7.2% Debentures to be assumed by New Penn West from the Trust pursuant to the Arrangement on the TSX; and

(n)	at or prior to the Effective Time, enter into supplemental indentures in accordance with the applicable indentures governing the 6.5% Debentures and the 7.2% Debentures pursuant to which New Penn West will assume the covenants and obligations of Penn West Trust in respect of such debentures, which supplemental indentures will entitle the holders of such debentures after the Effective Time to acquire New Penn West Shares on conversion of such debentures.

3.2	Amendments to Trust Indentures

The Penn West Parties agree that pursuant to the Arrangement, the Penn West Trust Indenture and each of the Subsidiary Trust Indentures shall (if necessary) be amended in a manner satisfactory to each of the Penn West Parties and the Trustee (in the case of the Penn West Trust Indenture only), acting reasonably, to the extent necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Penn West Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Penn West Parties, acting reasonably, not later than November 19, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order, the Penn West Trust Indenture and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Penn West Parties, acting reasonably, not later than December 31, 2010, or such later date as the parties hereto may agree to;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Penn West Parties, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e)	no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained;

(g)	there shall not, as of the Effective Date, be holders of Units that hold, in aggregate, in excess of 3% of all outstanding Units, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h)	the TSX shall have conditionally approved: (i) the listing or the substitutional listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing or the substitutional listing of the 6.5% Debentures and the 7.2% Debentures to be assumed by New Penn West from Penn West Trust in connection with the Arrangement; subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i)	the NYSE shall have authorized, upon official notice of issuance, the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement;

(j)	each of the covenants, acts and undertakings of each of the Penn West Parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall be duly performed or complied with; and

(k)	the board of directors of PWPL shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

4.2	Notice and Effect of Failure to Comply with Conditions

(a)	Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to, result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the conditions to the obligations of the parties hereunder.

(b)	If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3	Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of the Unitholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2	Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Certificate shall not have been issued on or before December 31, 2010, or such later date as may be agreed to by the parties hereto; and

(c)	the termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors.

7.2	No Assignment

No party may assign its rights or obligations under this Agreement.

7.3	Exclusivity

None of the covenants of Penn West Trust or PWPL contained herein shall prevent the Board of Directors of PWPL from responding to (or initiating) any submission or proposal regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or any acquisition proposal generally or make any disclosure to Penn West Trust’s securityholders with respect thereto, provided that the taking of any such action does not prevent or delay the consummation of the Arrangement.

7.4	Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

7.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6	Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7	Time of Essence

Time shall be of the essence.

7.8	Liability of Penn West Trust

The parties hereto acknowledge that, except to the extent that PWPL is entering into this Agreement in its own right, it is entering into this Agreement in its capacity as administrator of Penn West Trust, and the obligations of Penn West Trust hereunder shall not be personally binding upon PWPL, the Trustee or any of the Unitholders of Penn West Trust, and any recourse against Penn West Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Penn West Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Penn West Trust Indenture, as amended from time to time.

7.9	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

(REST OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

960347 ALBERTA LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

CANETIC ABC COMMERCIAL TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

ACCLAIM COMMERCIAL TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

CANETIC RESOURCE PARTNERSHIP, by its manager, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

1566577 ALBERTA LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PETROFUND ENERGY TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, Penn West PROP Holdco Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PETROLEUM, by its managing partner, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PETROLEUM LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

CANETIC SASKATCHEWAN TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

STARPOINT COMMERCIAL TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

TROCANA RESOURCES INC.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

VAULT ENERGY TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PETROFUND VENTURES TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

A-1

EXHIBIT A

PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

PLAN OF ARRANGEMENT

under Section 193 of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.5% Debenture Indenture” means the trust indenture, as amended, governing the 6.5% Debentures.

(b)	“6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures of Penn West Trust issued on August 24, 2006 pursuant to the 6.5% Debenture Indenture.

(c)	“6.5% Supplemental Debenture Indenture” means the supplemental trust indenture to be entered into evidencing New Penn West’s assumption of the covenants and obligations of Penn West Trust under the 6.5% Debenture Indenture in respect of the 6.5% Debentures.

(d)	“7.2% Debenture Indenture” means the trust indenture, as amended, governing the 7.2% Debentures.

(e)	“7.2% Debentures” means the 7.2% convertible, unsecured, subordinated debentures of Penn West Trust issued on May 2, 2006 pursuant to the 7.2% Debenture Indenture.

(f)	“7.2% Supplemental Debenture Indenture” means the supplemental trust indenture to be entered into evidencing New Penn West’s assumption of the covenants and obligations of Penn West Trust under the 7.2% Debenture Indenture in respect of the 7.2% Debentures.

(g)	“960347” means 960347 Alberta Ltd., a corporation subsisting under the ABCA.

(h)	“960347 Shares” means the common shares in the capital of 960347.

(i)	“ABC Trust” means Canetic ABC Commercial Trust, a trust established under the laws of the Province of Alberta and governed by the ABC Trust Indenture.

(j)	“ABC Trust Indenture” means the trust indenture dated August 29, 2006 between PWPL (as the successor trustee to Canetic Resources Inc.) and Penn West Trust (as the successor unitholder to Canetic Resources Trust), as amended.

(k)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

(l)	“Acclaim Trust” means Acclaim Commercial Trust, a trust established under the laws of the Province of Alberta and governed by the Acclaim Trust Indenture.

(m)	“Acclaim Trust Indenture” means the amended and restated trust indenture dated December 31, 2005 between PWPL (as the successor trustee to 1107911 Alberta Ltd.) and Penn West Trust (as the successor unitholder to Acclaim Energy Trust), as amended.

(n)	“AcquisitionCo” means 1566577 Alberta Ltd., a corporation subsisting under the ABCA.

(o)	“AcquisitionCo Non-Voting Shares” means the non-voting common shares in the capital of AcquisitionCo.

(p)	“AcquisitionCo Shares” means the common shares in the capital of AcquisitionCo.

(q)	“ACT NPI Agreement” means the net profits interest agreement dated January 5, 2006 between PWPL (as the successor grantor to 1199519 Alberta Ltd.) and Penn West Trust (as the successor grantee to Acclaim Trust), as amended.

(r)	“AET NPI Agreement” means the amended and restated net profit interest agreement dated December 31, 2005 between PWPL (as the successor grantor to Acclaim Energy Inc.) and Penn West Trust (as the successor grantee to Acclaim Energy Trust), as amended.

(s)	“Amalgamation” means the amalgamation of AcquisitionCo, PWPL and 960347 to form New Penn West pursuant to the Arrangement.

(t)	“Amended DRIP Plan” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan pursuant to which the DRIP Plan will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation New Penn West’s assumption of the obligations of Penn West Trust under the DRIP Plan, and (ii) such other amendments thereto as shall be approved by the Board.

(u)	“Amended ERSP” means the Amended and Restated Employee Retirement Savings Plan pursuant to which the ERSP will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation New Penn West’s assumption of the obligations of Penn West Trust under the ERSP, and (ii) such other amendments thereto as shall be approved by the Board.

(v)	“Amended LTRIP” means the Amended and Restated Long Term Retention and Incentive Plan pursuant to which the LTRIP will be amended and restated in accordance with its terms to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation AcquisitionCo’s (and following the Amalgamation, New Penn West’s) assumption of the obligations of Penn West Trust under the LTRIP, and (ii) such other amendments thereto as shall be approved by the Board.

(w)	“Amended TURIP” means the Amended and Restated Common Share Rights Incentive Plan pursuant to which the TURIP will be amended and restated in accordance with its terms to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation AcquisitionCo’s (and following the Amalgamation, New Penn West’s) assumption of the obligations of Penn West Trust under the TURIP, (ii) the exchange by non-electing holders of each one Unit Right held by them for one Share Right, (iii) the exchange by electing holders of each one eligible Unit Right held by them for one Restricted Option and one Restricted Right, and (iv) such other amendments thereto as shall be approved by the Board.

(x)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.

(y)	“Arrangement Agreement” means the arrangement agreement dated effective as of November 10, 2010 among the Penn West Parties with respect to the Arrangement and all amendments thereto.

(z)	“Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on at the Meeting by the Unitholders.

(aa)	“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Amalgamation.

(bb)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

(cc)	“Board” means, prior to the completion of the Arrangement, the board of directors of PWPL, and following the completion of the Arrangement, the board of directors of New Penn West.

(dd)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

(ee)	“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

(ff)	“Convertible Debentures” means the 6.5% Debentures and the 7.2% Debentures.

(gg)	“Convertible Debenture Indentures” means the 6.5% Debenture Indenture and the 7.2% Debenture Indenture.

(hh)	“Court” means the Court of Queen’s Bench of Alberta.

(ii)	“CRP” means Canetic Resource Partnership, a general partnership established under the laws of the Province of Alberta.

(jj)	“Depositary” means CIBC Mellon Trust Company, or such other Person as may be designated by PWPL.

(kk)	“Dissenting Unitholders” means registered Unitholders who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order.

(ll)	“DRIP Plan” means the Distribution Reinvestment and Optional Trust Unit Purchase Plan of Penn West Trust, as amended and restated as of July 30, 2007.

(mm)	“Effective Date” means the date on which the Arrangement is effective under the ABCA.

(nn)	“Effective Time” means 12:01 a.m. on the Effective Date.

(oo)	“ERSP” means the Employee Retirement Savings Plan of Penn West Trust, as amended and restated as of June 9, 2009.

(pp)	“Facilities Lease” means the facilities lease between PWP (as lessor) and PWPL (as lessee) as amended and restated on January 1, 2007, and as subsequently amended thereafter from time to time.

(qq)	“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(rr)	“Governmental Entity” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(ss)	“Initial AcquisitionCo Shares” means the 100 AcquisitionCo Shares issued to Penn West Trust in connection with the incorporation of AcquisitionCo.

(tt)	“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(uu)	“Letter of Transmittal” means the letter of transmittal to be sent to Unitholders pursuant to which such holders are required to deliver certificates representing their Units in order to receive the New Penn West Shares issuable to them pursuant to the Arrangement.

(vv)	“LTRIP” means the Long Term Retention and Incentive Plan of Penn West Trust dated as of September 24, 2009 and effective as of January 4, 2010.

(ww)	“Meeting” means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

(xx)	“MST” means Mountain Standard Time.

(yy)	“New Penn West” means the corporation formed on the amalgamation of AcquisitionCo, PWPL and 960347 in accordance with subsection 3.1(cc) of this Plan of Arrangement.

(zz)	“New Penn West Asset Contribution” means the transaction whereby New Penn West will contribute the New Penn West Contributed Assets to PWP in accordance with subsection 3.1(dd) hereof.

(aaa)	“New Penn West Asset Contribution Agreement” means the contribution agreement to be entered into between New Penn West and PWP effecting the New Penn West Asset Contribution.

(bbb)	“New Penn West Assumed Liabilities” has the meaning ascribed thereto in subsection 3.1(dd).

(ccc)	“New Penn West Contributed Assets” means the assets to be contributed by New Penn West to PWP pursuant to the New Penn West Asset Contribution Agreement, such assets to consist of such petroleum and natural gas assets and other assets of New Penn West as New Penn West and PWP shall agree to in the New Penn West Asset Contribution Agreement.

(ddd)	“New Penn West-PWP Notes” means the unsecured subordinated promissory notes issued by New Penn West to PWP that are outstanding on the date and at the time specified by subsection 3.1(dd) of this Plan of Arrangement.

(eee)	“New Penn West Shares” means the common shares in the capital of New Penn West.

(fff)	“PC NPI Agreement” means the amended and restated NPI agreement dated November 8, 2005 (and effective October 1, 2005) between PWPL (as the successor grantor to Petrofund Corp.) and Penn West Trust (as the successor grantee to Petrofund Trust), as amended.

(ggg)	“Penn West Parties” means 960347, ABC Trust, Acclaim Trust, CRP, AcquisitionCo, Petrofund Trust, PROP Holdco, PROP LP, PWP, PWPL, Sask Trust, Starpoint Trust, Trocana, Penn West Trust, Vault Trust and Ventures Trust.

(hhh)	“Penn West Trust” means Penn West Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Penn West Trust Indenture.

(iii)	“Penn West Trust Indenture” means the trust indenture between the Trustee and PWPL, as amended and restated as of June 30, 2006, as subsequently amended on November 29, 2007, and as further amended or amended and restated from time to time.

(jjj)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

(kkk)	“Petrofund Trust” means Petrofund Energy Trust, a trust established under the laws of the Province of Alberta governed by the Petrofund Trust Indenture.

(lll)	“Petrofund Trust Indenture” means the amended and restated trust indenture dated November 16, 2004 between PWPL (as the successor trustee to Computershare Trust Company of Canada) and Penn West Trust (as the successor unitholder to Petrofund Corp.), as amended.

(mmm)	“PROP Holdco” means Penn West PROP Holdco Ltd., a corporation subsisting under the ABCA.

(nnn)	“PROP Holdco Shares” means the common shares in the capital of PROP Holdco.

(ooo)	“PROP LP” means Penn West PROP Limited Partnership, a limited partnership established under the laws of the Province of Alberta.

(ppp)	“PROP LP Agreement” means the limited partnership agreement dated August 29, 2006, as amended, governing PROP LP.

(qqq)	“PROP LP Units” means limited partnership units in the capital of PROP LP.

(rrr)	“PWP” means Penn West Petroleum, a general partnership established under the laws of the Province of Alberta.

(sss)	“PWP Partnership Agreement” means the amended and restated partnership agreement dated May 31, 2005, as amended, governing PWP.

(ttt)	“PWP Units” means units in the capital of PWP.

(uuu)	“PWPL” means Penn West Petroleum Ltd., a corporation subsisting under the ABCA.

(vvv)	“PWPL Common Shares” means the common shares in the capital of PWPL.

(www)	“PWPL NPI Agreements” means, collectively, the AET NPI Agreement, the ACT NPI Agreement, the SCT NPI Agreement, the PC NPI Agreement, the URP NPI Agreement and the PWPL Original NPI Agreement.

(xxx)	“PWPL NPIs” means the net profit interests granted by PWPL to Penn West Trust pursuant to the PWPL NPI Agreements.

(yyy)	“PWPL Original NPI Agreement” means the NPI agreement dated May 31, 2005 between PWPL (as grantor) and Penn West Trust (as the successor grantee to Penn West AcquisitionCo Inc.), as amended.

(zzz)	“PWPL Series B Preferred Shares” means the first preferred shares, series B in the capital of PWPL to be created prior to the Effective Time.

(aaaa)	“PWPL Series C Preferred Shares” means the first preferred shares, series C in the capital of PWPL to be created prior to the Effective Time.

(bbbb)	“PWPL Promissory Notes” means the unsecured subordinated promissory notes issued by PWPL to Penn West Trust from time to time.

(cccc)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

(dddd)	“Restricted Option” means an option to purchase an AcquisitionCo Share, and following the Amalgamation an option to purchase a New Penn West Share, issued pursuant to the stock option plan of New Penn West.

(eeee)	“Restricted Right” means a restricted right of AcquisitionCo, and following the Amalgamation a restricted right of New Penn West, issued pursuant to the Amended TURIP.

(ffff)	“Sask Trust” means Canetic Saskatchewan Trust, a trust established under the laws of the Province of Alberta governed by the Sask Trust Indenture.

(gggg)	“Sask Trust Indenture” means the trust indenture dated May 30, 2002 between PWPL (as the successor trustee to the initial trustee) and Penn West Trust (as the successor unitholder to APF Energy Management Inc.), as amended.

(hhhh)	“Sask Trust Unit Transfer” means the transaction whereby Sask Trust will sell, assign and transfer all of the PWP Units held by it to PWPL in accordance with subsection 3.1(o) hereof.

(iiii)	“Sask Trust Unit Transfer Agreement” means the unit transfer agreement to be entered into between Sask Trust and PWPL effecting the Sask Trust Unit Transfer.

(jjjj)	“SCT NPI Agreement” means the net profits interest agreement dated January 5, 2006 between PWPL (as the successor grantor to 1199523 Alberta Ltd.) and Penn West Trust (as the successor grantee to Starpoint Trust), as amended.

(kkkk)	“Share Incentive Award” means an incentive award issued pursuant to the Amended LTRIP.

(llll)	“Share Right” means a right to acquire an AcquisitionCo Share, and following the Amalgamation a right to acquire a New Penn West Share, issued pursuant to the Amended TURIP.

(mmmm)	“Starpoint Trust” means Starpoint Commercial Trust, a trust established under the laws of the Province of Alberta governed by the Starpoint Trust Indenture.

(nnnn)	“Starpoint Trust Indenture” means the amended and restated trust indenture dated December 21, 2005 between PWPL (as the successor trustee to 1149708 Alberta Ltd.) and Penn West Trust (as the successor unitholder to Starpoint Energy Ltd.), as amended.

(oooo)	“Subsidiary Trust Indentures” means, collectively, the ABC Trust Indenture, the Acclaim Trust Indenture, the Petrofund Trust Indenture, the Sask Trust Indenture, the Starpoint Trust Indenture, the Vault Trust Indenture and the Ventures Trust Indenture.

(pppp)	“Supplemental Debenture Indentures” means, collectively, the 6.5% Supplemental Debenture Indenture and the 7.2% Supplemental Debenture Indenture.

(qqqq)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations promulgated thereunder from time to time.

(rrrr)	“Taxable Income” means the amount, if any, by which the income of Penn West Trust for its taxation year ending December 31, 2010 computed in accordance with the provisions of the Tax Act (other than paragraph 82(1)(b) and subsection 104(6) thereof) exceeds the amount that became payable or was deemed to become payable to Unitholders in Penn West Trust’s taxation year ending December 31, 2010 (other than amounts that became payable to Unitholders on a redemption of Units or amounts that constituted returns of capital).

(ssss)	“Trocana” means Trocana Resources Inc., a corporation subsisting under the ABCA.

(tttt)	“Trocana Shares” means the common shares in the capital of Trocana.

(uuuu)	“Trustee” means the trustee of Penn West Trust, presently CIBC Mellon Trust Company.

(vvvv)	“TURIP” means the Trust Unit Rights Incentive Plan of Penn West Trust, as amended and restated as of June 9, 2009.

(wwww)	“Unit Fair Market Value” means the weighted average trading price of a Unit on the Toronto Stock Exchange for the 10 trading days preceding December 31, 2010, or, if the Units are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board for such purpose; provided, however, that if in the opinion of the Board the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Unit Fair Market Value of a Unit shall be determined by the Board, acting in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board shall be conclusive and binding.

(xxxx)	“Unit Incentive Award” means an incentive award issued pursuant to the LTRIP.

(yyyy)	“Unit Right” means a right to acquire a Unit issued pursuant to the TURIP.

(zzzz)	“Unitholders” means the holders from time to time of the Units.

(aaaaa)	“Units” means the trust units of Penn West Trust.

(bbbbb)	“URP NPI Agreement” means the net profits interest agreement dated January 7, 2005 between PWPL (as the successor grantor to Upton Resources Partnership) and Penn West Trust (as the successor grantee to Starpoint Energy Trust), as amended.

(ccccc)	“Vault Trust” means Vault Energy Trust, a trust established under the laws of the Province of Alberta governed by the Vault Trust Indenture.

(ddddd)	“Vault Trust Indenture” means the amended and restated trust indenture dated April 17, 2006 between PWPL (as the successor trustee to Valiant Trust Company) and Penn West Trust (as the successor unitholder to the initial unitholder), as amended.

(eeeee)	“Ventures Trust” means Petrofund Ventures Trust, a trust established under the laws of the Province of Alberta governed by the Ventures Trust Indenture.

(fffff)	“Ventures Trust Asset Contribution” means the transaction whereby Ventures Trust will contribute the Ventures Trust Contributed Assets to PWP in accordance with subsection 3.1(l) hereof.

(ggggg)	“Ventures Trust Asset Contribution Agreement” means the contribution agreement to be entered into between Ventures Trust and PWP effecting the Ventures Trust Asset Contribution.

(hhhhh)	“Ventures Trust Assumed Liabilities” has the meaning ascribed thereto in subsection 3.1(l).

(iiiii)	“Ventures Trust Contributed Assets” means the assets to be contributed by Ventures Trust to PWP pursuant to the Ventures Trust Asset Contribution Agreement, such assets to consist of such petroleum and natural gas assets and other assets of Ventures Trust as Ventures Trust and PWP shall agree to in the Ventures Trust Asset Contribution Agreement.

(jjjjj)	“Ventures Trust Indenture” means the trust indenture dated August 31, 1997 between PWPL (as the successor trustee to Maximum Holdings Corp.) and Penn West Trust (as the successor unitholder to Maximum Energy Trust), as amended.

(kkkkk)	“Ventures Trust NPI” means the net profits interest granted by Ventures Trust to Penn West Trust pursuant to the Ventures Trust NPI Agreement.

(lllll)	“Ventures Trust NPI Agreement” means the amended and restated NPI agreement dated November 8, 2005 (and effective October 1, 2005) between Ventures Trust (as grantor) and Penn West Trust (as the successor grantee to Petrofund Energy Trust), as amended.

(mmmmm)	“Ventures Trust Unit Transfer” means the transaction whereby Ventures Trust will sell, assign and transfer all of the PWP Units held by it to PWPL in accordance with subsection 3.1(n) hereof.

(nnnnn)	“Ventures Trust Unit Transfer Agreement” means the unit transfer agreement to be entered into between Ventures Trust and PWPL effecting the Ventures Trust Unit Transfer.

(ooooo)	“Ventures Trust Units” means the trust units of Ventures Trust.

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

1.5	The following schedule to this Plan of Arrangement is incorporated by reference herein and forms a part hereof:

Schedule A – Articles of Amalgamation of New Penn West

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7	Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, shall become effective at the Effective Time, and shall be binding at and after the Effective Time on: (i) the Unitholders; (ii) the Penn West Parties; (iii) New Penn West; (iv) the Trustee; and (v) all other Persons.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	Commencing after the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order on the dates and at the times specified without any further act or formality, except as otherwise provided herein:

Amendment of Penn West Trust Indenture

(a)	at 4:59 p.m. MST on December 31, 2010, the Penn West Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement;

Final Distributions to Unitholders

(b)	at 5:00 p.m. MST on December 31, 2010, Penn West Trust shall declare payable to Unitholders of record on December 31, 2010 a distribution of $0.09 per Unit, payable on January 14, 2011;

(c)	at 5:01 p.m. MST on December 31, 2010, Penn West Trust shall declare payable to Unitholders of record on December 31, 2010 a distribution per Unit equal to all remaining Taxable Income divided by the total number of Units then outstanding, which distribution shall be payable in Units having an aggregate value that is equal to the aggregate amount of such Taxable Income. For the purpose of this subsection, the value of each Unit issued shall be equal to the Unit Fair Market Value;

(d)	if any distribution of Units is made under subsection 3.1(c), then the number of Units outstanding will be consolidated on December 31, 2010 immediately following such distribution of Units such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of Units;

Amendment of Subsidiary Trust Indentures

(e)	at 12:01 a.m. MST on January 1, 2011, the Subsidiary Trust Indentures shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement;

Dissenting Unitholders

(f)	at 12:01 a.m. MST on January 1, 2011, the Units held by Dissenting Unitholders shall be deemed to have been transferred to Penn West Trust (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Units by Penn West Trust in accordance with Article 4;

Exchange of Units for AcquisitionCo Non-Voting Shares

(g)	at 12:01 a.m. MST on January 1, 2011, the Units held by Unitholders (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred to AcquisitionCo (free and clear of any and all liens, claims and encumbrances) in exchange for AcquisitionCo Non-Voting Shares on the basis of one (1.0) AcquisitionCo Non-Voting Share for each one (1.0) Unit so sold, assigned and transferred;

Stated Capital of the AcquisitionCo Non-Voting Shares

(h)	at 12:01 a.m. MST on January 1, 2011, the aggregate amount allocated to the stated capital account in respect of the AcquisitionCo Non-Voting Shares issued under subsection 3.1(g) shall be an amount determined by the board of directors of AcquisitionCo in accordance with the ABCA;

Exchange of AcquisitionCo Non-Voting Shares for AcquisitionCo Shares

(i)	at 12:01 a.m. MST on January 1, 2011, the AcquisitionCo Non-Voting Shares held by former Unitholders shall be sold, assigned and transferred to AcquisitionCo (free and clear of any and all liens, claims and encumbrances) in exchange for AcquisitionCo Shares on the basis of one (1.0) AcquisitionCo Share for each one (1.0) AcquisitionCo Non-Voting Share so sold, assigned and transferred, and each AcquisitionCo Non-Voting Share shall be immediately cancelled and cease to be outstanding;

Stated Capital of the AcquisitionCo Shares

(j)	at 12:01 a.m. MST on January 1, 2011, the aggregate amount allocated to the stated capital account in respect of the AcquisitionCo Shares issued under subsection 3.1(i) shall be an amount determined by the board of directors of AcquisitionCo in accordance with the ABCA;

Contribution of Ventures Trust NPI and Termination of Ventures Trust NPI Agreement

(k)	at 12:01 a.m. MST on January 1, 2011, Penn West Trust shall contribute the Ventures Trust NPI to Ventures Trust in consideration of Ventures Trust issuing ten (10) Ventures Trust Units to Penn West Trust, and the Ventures Trust NPI Agreement shall be terminated and shall be of no further force or effect;

Ventures Trust Asset Contribution to PWP

(l)	at 12:01 a.m. MST on January 1, 2011, the Ventures Trust Asset Contribution shall become effective pursuant to which Ventures Trust shall contribute the Ventures Trust Contributed Assets to PWP in consideration of PWP (i) assuming all of the liabilities of Ventures Trust associated with the Ventures Trust Contributed Assets (the “Ventures Trust Assumed Liabilities”), and (ii) issuing PWP Units to Ventures Trust having a fair market value that is equal to (x) the fair market value of the Ventures Trust Contributed Assets, less (y) the amount of the Ventures Trust Assumed Liabilities, all in accordance with the terms and conditions of the Ventures Trust Asset Contribution Agreement;

Contribution of PWPL NPIs and Termination of PWPL NPI Agreements

(m)	at 12:01 a.m. MST on January 1, 2011, Penn West Trust shall contribute the PWPL NPIs to PWPL in consideration of PWPL issuing ten (10) PWPL Common Shares to Penn West Trust, and the PWPL NPI Agreements shall be terminated and shall be of no further force or effect;

Transfer of PWP Units from Ventures Trust to PWPL

(n)	at 12:01 a.m. MST on January 1, 2011, the Ventures Trust Unit Transfer shall become effective pursuant to which Ventures Trust shall sell, assign and transfer all of the PWP Units held by it to PWPL in consideration of PWPL issuing that number of PWPL Series B Preferred Shares to Ventures Trust as shall have a fair market value that is equal to the fair market value of the PWP Units so transferred pursuant to the Ventures Trust Unit Transfer Agreement;

Transfer of PWP Units from Sask Trust to PWPL

(o)	at 12:01 a.m. MST on January 1, 2011, the Sask Trust Unit Transfer shall become effective pursuant to which Sask Trust shall sell, assign and transfer all of the PWP Units held by it to PWPL in consideration of PWPL issuing that number of PWPL Series C Preferred Shares to Sask Trust as shall have a fair market value that is equal to the fair market value of the PWP Units so transferred pursuant to the Sask Trust Unit Transfer Agreement;

Termination of Sask Trust

(p)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Sask Trust (including, without limitation, all of the PWPL Series C Preferred Shares owned by Sask Trust) shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Sask Trust, and Sask Trust shall be terminated and shall thereafter cease to exist;

Termination of Ventures Trust

(q)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Ventures Trust (including, without limitation, all of the PWPL Series B Preferred Shares owned by Ventures Trust) shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Ventures Trust, and Ventures Trust shall be terminated and shall thereafter cease to exist;

Termination of ABC Trust

(r)	at 12:01 a.m. MST on January 1, 2011, all of the assets of ABC Trust (including, without limitation, all of the PROP LP Units owned by ABC Trust) shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of ABC Trust, and ABC Trust shall be terminated and shall thereafter cease to exist;

Termination of Starpoint Trust

(s)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Starpoint Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Starpoint Trust, and Starpoint Trust shall be terminated and shall thereafter cease to exist;

Termination of Acclaim Trust

(t)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Acclaim Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Acclaim Trust, and Acclaim Trust shall be terminated and shall thereafter cease to exist;

Termination of Vault Trust

(u)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Vault Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Vault Trust, and Vault Trust shall be terminated and shall thereafter cease to exist;

Termination of Petrofund Trust

(v)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Petrofund Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Petrofund Trust, and Petrofund Trust shall be terminated and shall thereafter cease to exist;

Amendment of the TURIP

(w)	at 12:01 a.m. MST on January 1, 2011, the Amended TURIP shall become effective and:

(i)	except as set forth in paragraph (ii) below, in accordance with the terms of the TURIP all Unit Rights that are issued and outstanding under the TURIP shall be exchanged for Share Rights issued under the Amended TURIP; and

(ii)	in accordance with the terms of the TURIP and elections made by holders of eligible Unit Rights, each eligible Unit Right shall be exchanged for one Restricted Right and one Restricted Option;

Amendment of the LTRIP

(x)	at 12:01 a.m. MST on January 1, 2011, the Amended LTRIP shall become effective, and in accordance with the terms of the LTRIP all Unit Incentive Awards that are issued and outstanding under the LTRIP shall be exchanged for Share Incentive Awards issued under the Amended LTRIP;

Termination of Penn West Trust

(y)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Penn West Trust (including, without limitation, the PWPL Promissory Notes, the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares, the Initial AcquisitionCo Shares and all of the PROP LP Units owned by Penn West Trust) shall be transferred to AcquisitionCo and AcquisitionCo shall assume all of the liabilities of Penn West Trust (including, without limitation, Penn West Trust’s obligations under the Convertible Debenture Indentures in respect of the Convertible Debentures, the Amended TURIP, the Amended LTRIP, the ERSP, the DRIP Plan and Penn West Trust’s obligation to pay the distribution contemplated by subsection 3.1(b) hereof), and Penn West Trust shall be terminated and shall thereafter cease to exist;

Cancellation of Initial AcquisitionCo Shares

(z)	at 12:01 a.m. MST on January 1, 2011, the Initial AcquisitionCo Shares acquired by AcquisitionCo from Penn West Trust pursuant to the termination of Penn West Trust shall be cancelled and shall cease to be outstanding;

Dissolution of CRP

(aa)	CRP shall be dissolved in accordance with the following:

(i)	all of the property of CRP shall be distributed to PWPL and 960347, the partners of CRP, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)	PWPL and 960347, the partners of CRP, shall be liable for all of the obligations of CRP in accordance with their respective partnership interests immediately prior to the dissolution;

Reduction of Stated Capital of PWPL Common Shares, PWPL Series B Preferred Shares, PWPL Series C Preferred Shares and 960347 Shares

(bb)	at 12:01 a.m. MST on January 1, 2011, the stated capital in respect of the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares and the 960347 Shares shall each be reduced to $1.00;

Amalgamation of AcquisitionCo, PWPL and 960347

(cc)	at 12:01 a.m. MST on January 1, 2011, the Articles of Amalgamation shall be filed and AcquisitionCo, PWPL and 960347 shall be amalgamated and continued as one corporation, New Penn West, in accordance with the following:

(i)	the name of New Penn West shall be “Penn West Petroleum Ltd.”;

(ii)	the Articles of Amalgamation of New Penn West shall be in the form set forth in Schedule A to this Plan of Arrangement;

(iii)	the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares and the 960347 Shares shall be cancelled without any repayment of capital;

(iv)	no shares shall be issued by New Penn West in connection with the Amalgamation, and for greater certainty (A) the issued and outstanding AcquisitionCo Shares shall survive the Amalgamation and continue as the New Penn West Shares without amendment, (B) the Share Rights, Restricted Rights and Restricted Options issued pursuant to subsection 3.1(w) hereof shall survive the Amalgamation and continue as the Share Rights, Restricted Rights and Restricted Options of New Penn West, and (C) the Share Incentive Awards issued pursuant to subsection 3.1(x) hereof shall survive the Amalgamation and continue as the Share Incentive Awards of New Penn West;

(v)	the property of each of the amalgamating corporations (including, without limitation, all of the PROP LP Units, PWP Units, PROP Holdco Shares and Trocana Shares owned by the amalgamating corporations, but excluding amounts receivable from another amalgamating corporation or shares of another amalgamating corporation) shall continue to be the property of New Penn West;

(vi)	New Penn West shall continue to be liable for the obligations of each of the amalgamating corporations (including, without limitation, the amalgamating corporations’ obligations under the Convertible Debenture Indentures in respect of the Convertible Debentures, the ERSP, the Amended TURIP, the Amended LTRIP, the DRIP Plan, and the obligation to pay the distribution contemplated by subsection 3.1(b) hereof, but excluding amounts payable to another amalgamating corporation);

(vii)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against New Penn West;

(ix)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against New Penn West;

(x)	the Articles of Amalgamation of New Penn West shall be deemed to be the Articles of Incorporation of New Penn West, and the Certificate of Amalgamation of New Penn West shall be deemed to be the Certificate of Incorporation of New Penn West;

(xi)	the by-laws of New Penn West shall be the by-laws of AcquisitionCo, except that references therein to “1566577 Alberta Ltd.” shall be changed to references to “Penn West Petroleum Ltd.”;

(xii)	the first directors of New Penn West shall be the existing directors of PWPL, being the following individuals:

James E. Allard William E. Andrew Robert G. Brawn George H. Brookman John A. Brussa Daryl Gilbert Shirley A. McClellan Murray R. Nunns Frank Potter R. Gregory Rich John W. Schanck James Smith	— — — — — — — — — — — —

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

New Brigden, Alberta

Calgary, Alberta

Toronto, Ontario

Houston, Texas

Missouri City, Texas

Calgary, Alberta

(xiii)	the first officers of New Penn West shall be the existing officers of PWPL; and

(xiv)	the registered office of New Penn West shall be the registered office of PWPL;

New Penn West Asset Contribution to PWP

(dd)	at 12:01 a.m. MST on January 1, 2011, the New Penn West Asset Contribution shall become effective pursuant to which New Penn West shall contribute the New Penn West Contributed Assets to PWP in consideration of:

(i)	the cancellation of the New Penn West-PWP Notes;

(ii)	the termination of the Facilities Lease, which shall thereafter be of no further force or effect;

(iii)	PWP assuming all of the liabilities of New Penn West associated with the New Penn West Contributed Assets (the “New Penn West Assumed Liabilities”); and

(iv)	PWP issuing PWP Units to New Penn West having a fair market value that is equal to the fair market value of the New Penn West Contributed Assets, less the aggregate of (x) the principal amount of the New Penn West-PWP Notes so cancelled, (y) the fair market value of the Facilities Lease so terminated, and (z) the amount of the New Penn West Assumed Liabilities;

all in accordance with the terms and conditions of the New Penn West Asset Contribution Agreement;

Amendment of the DRIP Plan

(ee)	at 12:01 a.m. MST on January 1, 2011, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the distribution declared and paid under subsection 3.1(b) hereof to a person deemed to be a participant in the Amended DRIP Plan will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan;

Amendment of the ERSP

(ff)	at 12:01 a.m. MST on January 1, 2011, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by PWPL prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP;

Amendment of the Convertible Debenture Indentures

(gg)	at 12:01 a.m. MST on January 1, 2011, the Supplemental Debenture Indentures shall become effective, and in accordance with the terms of the Convertible Debenture Indentures such Supplemental Debenture Indentures shall evidence New Penn West’s assumption of the covenants and obligations of Penn West Trust under the Convertible Debenture Indentures in respect of the Convertible Debentures;

Amendment and Restatement of Partnership Agreements

(hh)	at 12:01 a.m. MST on January 1, 2011, the PWP Partnership Agreement shall be amended and restated to reflect the implementation of the transactions contemplated by the Arrangement and any other matters agreed to by New Penn West and Trocana;

(ii)	at 12:01 a.m. MST on January 1, 2011, the PROP LP Agreement shall be amended and restated to reflect the implementation of the transactions contemplated by the Arrangement and any other matters agreed to by New Penn West and PROP Holdco; and

Elimination of Consolidated Accounting Deficit

(jj)	at 12:01 a.m. MST on January 1, 2011, for accounting purposes, the consolidated share capital of New Penn West shall be reduced, without payment or reduction of its stated capital, by New Penn West’s consolidated accounting deficit.

3.2	Each of the Penn West Parties and New Penn West shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

ARTICLE 4

DISSENTING UNITHOLDERS

4.1	Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the time specified herein, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units. A Dissenting Unitholder who is entitled to be paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Units to Penn West Trust for cancellation at the time specified herein, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Units pursuant to subsections 3.1(g) and (i) hereof, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall Penn West Trust or New Penn West be required to recognize such Dissenting Unitholder as a securityholder of Penn West Trust or New Penn West after the time specified herein and the name of such holder shall be removed from the register of Unitholders as at the time specified herein. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1	From and after the time of exchange specified herein, certificates formerly representing Units that were exchanged under Article 3 shall represent only the right to receive upon surrender as contemplated by Section 5.2: (i) the consideration to which the holders are entitled to receive under Article 3, or as to those Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Article 4, to receive the fair value of the Units represented by such certificates; and (ii) dividends or distributions with respect to such consideration pursuant to Section 5.4; in each case subject to compliance with the requirements set forth in this Article 5.

5.2	Subject to the provisions of the Letter of Transmittal, New Penn West shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Units of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units (which shall be cancelled), either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Penn West Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto pursuant to Section 5.4).

5.3	If any certificate which immediately prior to the time of exchange specified herein represented an interest in outstanding Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to New Penn West and its transfer agent, which bond is in form and substance satisfactory to New Penn West and its transfer agent, or shall otherwise indemnify New Penn West and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4	All dividends or other distributions, if any, made with respect to any New Penn West Shares allotted and issued pursuant to this Arrangement with a record date after December 31, 2010 but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the registered holder of such New Penn West Shares. The Depositary shall pay and deliver to any such registered holder such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the New Penn West Shares issued to such holder in accordance with Section 5.2.

5.5	Any certificate formerly representing Units that is not deposited with all other documents as required by this Plan of Arrangement and the Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Units to receive New Penn West Shares (and any dividends and distributions thereon). In such case, such New Penn West Shares (together with all dividends and distributions thereon) shall be returned to New Penn West and such New Penn West Shares shall be cancelled.

5.6	No certificates representing fractional New Penn West Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered holder of Units otherwise entitled to a fractional interest in a New Penn West Share will receive the nearest whole number of New Penn West Shares (with fractions equal to or greater than exactly 0.5 being rounded up and less than 0.5 being rounded down).

5.7	New Penn West and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or distribution otherwise payable to any former holder of Units or any holder of New Penn West Shares, such amounts as either New Penn West or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New Penn West and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New Penn West and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and New Penn West and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale to such holder.

ARTICLE 6

AMENDMENTS

6.1	AcquisitionCo, PWPL and Penn West Trust each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of AcquisitionCo, PWPL and Penn West Trust;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Unitholders in the manner required by the Court (if so required).

6.2	Any amendment, modification or supplement to this Plan of Arrangement that it is not adverse to the financial or economic interests of any former holder of Units may be made following the Effective Time by New Penn West.

ARTICLE 7

FURTHER ASSURANCES

7.1	Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein. Penn West Trust, PWPL and AcquisitionCo may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and the receipt of the Final Order.

SCHEDULE A

ARTICLES OF AMALGAMATION OF NEW PENN WEST

ARTICLES OF AMALGAMATION

Business Corporations Act

(Alberta)

Section 185

1.	Name of Amalgamated Corporation: Penn West Petroleum Ltd.

2.	The classes of shares, and any maximum number of shares that the Corporation is authorized to issue: See Annex A attached hereto

3.	Restriction on share transfers, if any: None

4.	Number, or minimum and maximum number of directors: Minimum of three (3); Maximum of twelve (12)

5.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s): None

6.	Other Provisions, if any: See Annex B attached hereto

7.	Name of Amalgamating Corporations:	Corporate Access Number:
1566577 Alberta Ltd.		2015665777
Penn West Petroleum Ltd.		2015095033
960347 Alberta Ltd.		209603471

Name of Person Authorizing (please print)	Signature

January 1, 2011
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

ANNEX A

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value and 90,000,000 Preferred Shares without nominal or par value.

The rights, privileges, restrictions and conditions attached to each class of shares are set forth below.

COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

(b)	The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

(c)	The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

PREFERRED SHARES

The 90,000,000 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series;

(b)	Notwithstanding paragraph (a), the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares;

(c)	Notwithstanding paragraph (a), other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Shares, the voting rights attached to the Preferred Shares shall be limited to one vote per Preferred Share at any meeting where the Preferred Shares and Common Shares vote together as a single class;

(d)	The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs (a) through (e) hereof over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined in the case of each such series of Preferred Shares; and

(e)	The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of Preferred Shares duly called for such purpose and held upon at least 21 days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 10 percent of the outstanding Preferred Shares or by a resolution in writing of all holders of the outstanding Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 7 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Preferred Shares held.

ANNEX B

(a)	The directors of the corporation may, without authorization of the shareholders:

(i)	borrow money on the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations of the Corporation;

(iii)	subject to the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b)	The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(c)	Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.